UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): June 24, 2010



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

This form is being filed to amend Item 7.01, to reflect changes in the Company's presentation materials on slides 24, 25, and 26 of the presentation.

The Company's senior officers will hold meetings with securities industry analysts and investors on June 24 and June 25, 2010. The information contained in Exhibit 99.1 to this Report is being presented in connection with such meetings, and is available on the Company's website under the heading *Investor Relations- Investor Presentation.*

Included within the presentation materials are slides setting forth "adjusted operating loss" and "adjusted EBITDA" for the years 2006, 2007, 2008, and 2009.

The Company defines adjusted operating loss as: operating loss, per GAAP, plus goodwill and restructuring expense. The Company defines adjusted EBITDA as: adjusted operating loss (as defined) plus depreciation and amortization expense.

Adjusted operating loss and adjusted EBITDA appear in the presentation on slides 24 and 25 thereof, together with the most comparable GAAP measure, namely, Income (loss) from continuing operations. The presentation of these non-GAAP measurements in the slides reflects the appropriate reconciliation to GAAP.

The Company refers to EBITDA on slide 26 of the presentation. The Company defines EBITDA as income (loss) from continuing operations (per GAAP) plus interest, taxes, depreciation and amortization. The most comparable GAAP measurement to EBITDA would be income (loss) from continuing operations.

Reconciliations of the non-GAAP measurements contained in the presentation are set forth together with such presentation on the Company's website, as noted above.

The information attached as Exhibit 99.1 hereto, and incorporated herein by reference, is being furnished pursuant to Item 7.01, and shall not be deemed to be "filed" for any purpose.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits
(99.1)   Presentation Materials, June 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2010   **THE DIXIE GROUP, INC.**

 By: /s/ Jon A. Faulkner
Jon A. Faulkner
Chief Financial Officer



Exhibit 99.1   **Investor Presentation**



THE DIXIE GROUP

June 2010

Forward-Looking Statements



Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History





- **Began operations in 1920**

- **Entered floorcovering in 1993 and exited textiles in 1999 - now 100% floorcovering**

- **Eight floorcovering acquisitions in the '90's**

- **Exclusively focused on upper end markets**

- **Traditionally we have outperformed the industry and expect to do so in the future**

Dixie Today









- **Commitment to brands in the upper-end market with strong growth potential**

- **Diversified between Commercial and Residential markets**

- **Diversified customer base**
  - —Top 10 carpet customers - 11% of carpet sales
  - —Top 20 carpet customers - 14% of carpet sales

The Industry



THE DIXIE GROUP

2006 Broadloom Carpet End Use

Sales $10.19 Billion



Commercial 35%

Residential 65%

2009 Broadloom Carpet End Use

Sales $7.00 Billion



Commercial 41%

Residential 59%

Commercial %
2001 – 2009
From 32% to 42%

Source: CRI

The Industry



Fixed Investment as % of GDP

Legend:
- Residential Fixed Investment % of GDP
- Comercial Structures Fixed Investment as % of GDP
- Residential 62 Yr Average
- Commercial 62 Yr Average

Source: U.S. Census Bureau

The Industry



Value of U.S. Carpet & Rug Mill Shipments
($ 000's)

12 – 18 month dips in shipments during recessionary times

Multi-year decline in this downturn

Source: U.S. Census Bureau & CRI Estimate

Sales Dollars % Change VS Prior Yr Quarter


THE DIXIE GROUP

Dixie up 13% QTD for the first 12 weeks

Precent Change

Legend: Industry, Dixie

X-axis categories: 1st QT 2006, 2nd QT 2006, 3rd QT 2006, 4th QT 2006, 1st QT 2007, 2nd QT 2007, 3rd QT 2007, 4th QT 2007, 1st QT 2008, 2nd QT 2008, 3rd QT 2008, 4th QT 2008, 1st QT 2009, 2nd QT 2009, 3rd QT 2009, 4th QT 2009, 1st QT 2010, 2nd QT 2010

Y-axis: 20%, 15%, 10%, 5%, 0%, -5%, -10%, -15%, -20%, -25%, -30%, -35%

8

2009 US Carpet Manufacturers



THE DIXIE GROUP

Carpet & Rug Sales	Dollars in Millions	% Total
Shaw	$3,025	31.4%
Mohawk	$2,479	25.8%
Beaulieu	$857	8.9%
Interface	$423	4.4%
The Dixie Group	$199	2.1%
Others	$2,642	27.4%
Total Industry	$9,625	100.0%

Dixie Group Carpet Sales



Dixie Carpet and Rug Sales by End Market

**Commercial %
2001 – 2009
From 29% to 38%**



Residential Positioning of The Dixie Group



**ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS**

**Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)**

ESTIMATED DATA

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

35% Market Share

Masland

Dixie Home

Fabrica

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

$0 $7 $14 $21 $28 $35 $42 $49

INDUSTRY AVERAGE

PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie High-End Residential Sales



Year 2006



Dixie Home, 32%
Masland, 42%
Fabrica, 26%

Year 2009



Dixie Home, 33%
Masland, 47%
Fabrica, 20%



Dixie High-End Residential Sales


THE DIXIE GROUP



Sales by Segment for 2009

- Retailer, 55%
- Designer, 24%
- Mass Merchant, 5%
- Furniture, 4%
- Builder, 4%
- Contract, 3%
- Other, 3%
- Distributor, 1%
- Specialty, 1%



Sales by Segment for 2009 (arrows versus 2006)



Builder, 4%

Distributor, 3%

Mass Merchant, 15%

Flooring Retailer, 78%

Sales by Segment for 2006



Mass Merchant, 30%

Retailer & Other, 70%

Sales by Segment for 2009



Mass Merchant, 15%

Retailer & Other, 85%



- **Well-styled moderate to upper priced residential broadloom line**
- **Provides Dixie a "full line" to retailers**
- **Leverage needed by fiber suppliers for market access**
- **Selective distribution strategy attractive to retailers**
- **Growth initiatives –**
  - **Stainmaster® "value" products**
  - **Durasilk (polyester) collection**

16



Sales by Segment for 2009 (arrows versus 2006)

- Retailers, 50%
- Designer / To The Trade Showrooms, 31%
- Builders, 6%
- Furniture, 6%
- Other, 7%



- **Leading high-end brand with reputation for innovative styling, design and color**

- **High-end retail / designer driven**

- **Hand crafted and imported rugs**

- **Growth initiative –**
  - **New Stainmaster® products for more volume orientated price points**
  - **Wool products introduced in '07**



Sales by Segment for 2009 (arrows versus 2006)

- Decorators/Design Trade, 50%
- Retailers, 34%
- Furniture / Dept Stores, 9%
- Specialty, 4%
- Builders, 2%
- Other, 1%

19



- **Premium high-end brand**

- **Designer focused**

- **Hand crafted and imported rugs**

- **Growth Initiative –**
  - **New products, heightened focus on retail penetration**
  - **Full service national supplier of wool to the designer trade with excellent service and support**

20





Sales by Segment for 2009 (arrows versus 2006)

Hospitality, 30%

Assisted Living, 7%

Retail Stores, 21%

Store Planning, 8%

Other, 4%

Corporate, 30%

Channels: Interior Design Specifier and Commercial End User



- **Premium brand in the commercial marketplace**

- **Designer focused**

- **Strong national account base**
  - **Nordstrom's, Target, Sears, Olive Garden, Red Lobster, Victoria's Secret, Applebee's**

- **Growth Initiative -**
  - **Modular/carpet tile**
  - **Updated *"Energy Collection"***

Dixie Sales Continuing Operations
($ in millions)


THE DIXIE GROUP

	2006	2007	2008	2009
Total	$331	$321	$283	$203
(top)	17	16	11	4
Carpet Sales	314	305	272	199

■ **Carpet Sales**

Dixie Operating Income
($ in millions)



	Y 2006	Y 2007	Y 2008	Y 2009
Net Sales	**331.1**	**320.8**	**282.7**	**203.5**
Operating Income (Loss) (per GAAP)	**16.6**	**16.7**	**(28.4)**	**(45.3)**
Goodwill & Restructuring	**-**	**-**	**29.9**	**37.0**
Adjusted Operating Income (Loss)	**16.6**	**16.7**	**1.5**	**(8.4)**
Depreciation & Amortization	**11.5**	**12.9**	**13.8**	**13.5**
Adjusted EBITDA	**28.1**	**29.7**	**15.3**	**5.1**

- We have cut costs during the downturn to lower our break even point

- We have written off all of our goodwill

Quarterly Sales & Operating Income
($ in millions)



	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10
Net Sales	47.6	52.6	50.5	52.8	50.5
Operating Loss (per GAAP)	(39.2)	(0.5)	(1.7)	(4.0)	(2.3)
Goodwill & Restructuring	33.0	0.1	0.6	3.3	0.2
Adjusted Operating Loss	(6.1)	(0.3)	(1.1)	(0.7)	(2.1)
Depreciation & Amortization	3.6	3.6	3.3	3.0	3.0
Adjusted EBITDA	(2.6)	3.2	2.2	2.3	0.9

- First quarter is historically our lowest quarter in net sales

- We have maintained a positive adjusted EBITDA in the last 4 quarters

Dixie Cost Structure



Considering the following assumptions:
- Our current mix, noting that we are sensitive to mix
- Our current volume and cost structure
- Our current pricing (the price increase fully felt in July)

Our cost structure if you do the math implies that:
- Our break even from continuing operations is between $235 and $245 million in sales depending upon mix
- Our pre-tax profit improves by approximately $0.25 for every 1$ above break even sales level
- Our tax rate will return to a normal 34% from 31% today
- Our EBITDA at a break even from continuing operations is $16 million

Dixie Cumulative Debt Reduction
($ in millions)



THE DIXIE GROUP



We have reduced debt $32 million since the beginning of 2008

Capital expenditures of $3+ million in 2010 versus depreciation and amortization of $11.7 million

Dixie Capital Structure
($ in millions)



	Dec. 27, 2008	Mar 27, 2010
Debt	$ 93.8	$ 61.0
Equity	107.6	65.3
Total Capitalization	$ 201.4	$ 126.3
Debt toTotal Capitalization:		
Senior Debt	38.1%	36.7%
Subordinated Debt	8.5%	11.6%
Total Debt	46.6%	48.3%

Current Business Conditions



The carpet industry is in recovery mode

- **Our sales up 13% Y/Y for the first 12 weeks of the quarter**
  - **Residential up 19% Y/Y, Commercial up 2% Y/Y**
  - **Our 2nd quarter sales up approximately 17.5% over 1st quarter**

- **Actions to consolidate facilities and make organizational changes and cut expenses have positioned us for a return to profitability**

- **Raw material costs increased in 2010 but the industry has passed along price increases to cover those costs**

Outlook



THE DIXIE GROUP

Although the industry has experienced a difficult period, we are encouraged by:

- **Positive market reception to our new products:**
  – Masland and Fabrica Wool Collections

  – Durasilk (polyester)

  – Masland Avenue – new technology with a woven look

  – Modular / Carpet Tile

- **Carpet price increases will be fully implemented by Q3**
- **Successful realignment of our organizational structure**
- **Have invested significantly in our capabilities for future growth**






